VIA EDGAR TRANSMISSION, FEDEX AND E-MAIL	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8552 tel +1 212 310 8007 fax

April 21, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549
Attention: Mellissa Campbell Duru
durum@sec.gov

Re:	The Eastern Company Definitive Additional Soliciting Materials filed on Schedule 14A Filed April 13, 2015 File Number: 001-035383

Dear Ms. Duru:

On behalf of our client, The Eastern Company (the “Company”), we are providing the Company’s response to your telephone conversation with Matthew J. Gilroy on April 20, 2015.  During such conversation, you verbally reissued Comment 1 of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated April 15, 2015 (the “Comment Letter”), with respect to the Company’s Additional Soliciting Materials on Schedule 14A, filed on April 10, 2015.  In particular, you requested additional quantitative support.

Set forth below in bold is the Staff’s Comment 1 provided in the Comment Letter. Immediately following the Staff’s comment is the Company’s revised response to such comment.  For your convenience, the numbered paragraph below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter.

Exhibit 99-Letter to our Shareholders

1.
Your disclosure highlights internal and external value-creation strategies that the company believes will yield positive results.  Please supplementally provide us with support for the assertions regarding the investments that the company has made, which have allowed the company to “expand [its] business with current customers and make inroads into new market sectors…”

Response:  In response to the Staff’s comment, the Company hereby supplementally provides the below support for its assertions regarding investments that the Company has made which have allowed it to expand its business with current customers and make inroads into new market sectors:

United States Securities and Exchange Commission April 21, 2015 Page 2

•
In 2005, the Company began investing in the production of bunk hardware for heavy trucks (a new market for the Company) and continued to do so through 2010, which increased the Company’s market share in that market from $0 in 2005 to $527,820 in 2010 (see Table 1) and expanded its business with Freghtliner Trucks as a preferred supplier now supplying vents, paddle latches, rotaries, t-handles and various stampings, increasing sales to over $6 million since 2008 (see Table 2).

Table 1: Bunk Hardware Sales
Year	Sales
2005	0
2006	$214,685
2007	$188,478
2008	$356,672
2009	$385,205
2010	$527,820
2011	$580,624
2012	$595,136
2013	$607,038
2014	$619,178

Table 2: Sales to Freghtliner Trucks
Year	Sales
2008	$891,680
2009	$735,980
2010	$1,172,934
2011	$2,240,647
2012	$2,530,954
2013	$4,328,938
2014	$5,865,107
2015 (projected)	$6,819,500

•
In 2008, the Company invested in the production of the RAMBOX CARGO management system for implementation into the Ram Truck line, manufactured by Chrysler, which increased the Company’s business with both Tier One and Tier Two suppliers of Chrysler (see Table 3).

United States Securities and Exchange Commission April 21, 2015 Page 3

Table 3 Sales to Tier 1 and Tier 2 Chrysler Suppliers
Year	Sales
2008	$346,513
2009	$206,544
2010	$255,217
2011	$673,742
2012	$1,090,661
2013	$903,634
2014	$1,315,684

•
In late 2008, the Company invested in the production of a latching system for baggage compartments and miscellaneous fabricated parts that could be used in the Bombardier C-Am Roadsters, which expanded the Company’s business with Bombardier Inc. (see Table 4).

Table 4 Sales to Bombardier
Year	Sales
2008	$786
2009	$64,755
2010	$185,203
2011	$443,140
2012	$504,015
2013	$363,324
2014	$603,069

•
In 2010, the Company invested in the production of a new latch design for the Kawasaki Mule ATV, which has resulted in increased annual sales with Kawasaki Heavy Industries since 2010.  Additionally, in 2010 the Company invested in the production of a rotary part that could be used on the hoods of snowmobiles, which opened up a previously untapped market for the Company and further increased business with Kawasaki Heavy Industries (see Table 5).

United States Securities and Exchange Commission April 21, 2015 Page 4

Table 5 Sales to Kawasaki Heavy Industries
Year	Sales
2011	$238,272
2012	$362,939
2013	$310,879
2014	$403,421

*                    *                    *                    *                    *

United States Securities and Exchange Commission April 21, 2015 Page 5

If you have any questions or would like to discuss the Company’s above response, please do not hesitate to call either one of us (212-310-8552; 212-310-8961) or, if more convenient, send us an e-mail (michael.aiello@weil.com, matthew.gilroy@weil.com).  Thank you.

Very truly yours,

/s/ Michael J. Aiello	/s/ Matthew J. Gilroy
Michael J. Aiello	Matthew J. Gilroy